Filed by IAA, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: IAA, Inc.

(Commission File No. 001-38580)

The following email by John Kett, Chief Executive Officer and President of IAA, Inc. (“IAA”) was sent to all IAA employees on November 7, 2022, in connection with the proposed business combination transaction between IAA and Ritchie Bros. Auctioneers Incorporated (“RBA”):

Dear Team IAA,

I am pleased to share with you some exciting news about IAA: today we announced that we have entered into an agreement to combine with Ritchie Bros. Auctioneers. This is a decision that the Board of Directors and I believe is the right one for our company, our employees, our customers, and our shareholders. Here and attached are copies of the press release we issued, which provides further details about the transaction.

This combination is expected to significantly expand our global digital marketplace technology, further strengthen our operating model, and enable us to scale into additional supply categories as well as new geographies. It will also enable us to create an even stronger organization by bringing together the shared talent, technology and industry relationships of IAA and Ritchie Bros. With a broader, more diversified customer base as well as stronger data analytics capabilities, we will be able to advance our four strategic imperatives including Marketplace of the Future, Frictionless Seller Experience, Dealer Commercial and Consumer Market Expansion and Core Operational Excellence.

Ritchie Bros. was established in 1958 and is a leading global asset management and disposition company. Similar to IAA, it offers multiple selling channels, leverages a digital selling platform, and offers asset management solutions to its customers. Ritchie Bros. operates a global marketplace in 12 countries, including the U.S., Canada, Australia, the United Arab Emirates, and the Netherlands connecting construction, agriculture, energy, mining and forestry equipment buyers and sellers as well as offers equipment financing and leasing. Ritchie Bros. is also a public company traded on both the Toronto Stock Exchange (TSX: RBA) and the New York Stock Exchange (NYSE: RBA).

This transaction will allow Ritchie Bros. to enter the adjacent, high-growth automotive market with an established leader and position us to enhance growth in both Ritchie Bros. and IAA’s business. By combining with our trusted platform and proven operating model, Ritchie Bros. will accelerate their strategic vision to create a next-generation global marketplace for commercial assets, supported by industry-leading technology infrastructure and data analytics. Together, IAA and Ritchie Bros. will be able to provide our customers with multiple selling options, a comprehensive suite of tech-enabled services and enhanced insights allowing them to maximize the return of their commercial and automotive assets. Our combined, expanded yard footprint will also put us closer to both companies’ customers, enabling us to offer faster service while providing increased flexibility to drive low-cost growth. With enhanced scale, a broader and more diversified customer base, and stronger data analytics capabilities, we will be able to advance our strategic priorities to provide customers with a greatly improved, seamless experience.

IAA shareholders will receive $10.00 in cash and 0.5804 shares of Ritchie Bros. common stock for each share of IAA common stock they own. Upon completion of the transaction, Ritchie Bros. shareholders will own approximately 59% of the combined company and IAA shareholders will own approximately 41%. Once the transaction closes, Ritchie Bros. CEO, Ann Fandozzi, will be the CEO of the combined company. The Ritchie Bros. Board of Directors will expand to add me and three other current members of the IAA Board following the close of the transaction.

While there is still a lot of work left to be done, we expect to complete the transaction in the first half of 2023, subject to shareholder approvals and other customary closing conditions. Until closing, both companies must remain separate and independent. IAA’s offices in Westchester, IL will serve as the official global headquarters of the combined company.

Ritchie Bros. will continue to be domiciled in Canada retaining its offices in Vancouver, British Columbia. This information means new possibilities for our employees and greater value for our shareholders. I want to emphasize that it remains business as usual at IAA. I will continue to provide updates as the integration process continues to develop. You should continue to focus on your day-to-day responsibilities, and all of us should be working hard to continue achieving operational excellence, enhancing our industry-leading digital marketplace platform, and providing our buying and selling customers with best-in-class service.

I know this announcement may come as a surprise for many of you. However, we believe that combining with Ritchie Bros. will help us advance our growth initiatives, further accelerate technology and provide us with the resources to provide the best service to our customers.

Please also see this video we have prepared for about the transaction and what it means for all of us.

If you have any additional questions about today’s news, please reach out to your manager or via this Slido link.

It is likely that today’s news may generate increased interest from members of the media and other third parties. As always, it is important for us to communicate a consistent message. If you receive any external inquiries, please refer them to Jeanene O’Brien, SVP Global Marketing and Communications at #######@iaai.com or (###) ###-####.

Together, we have successfully executed our vision and mission at IAA and this deal will mark the beginning of a new chapter of growth and opportunity to innovate for our employees and customers. Thank you for your hard work and dedication to IAA. Again, I am excited about this transaction with Ritchie Bros. as it recognizes the value of our business and the progress we have made in executing our strategy and will create opportunities for all our stakeholders, including our employees. I hope you share that enthusiasm.

Sincerely,

John Kett

CEO and President | IAA, Inc.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.

The following General FAQs were first made available to IAA Sales Team on November 7, 2022, in connection with the proposed business combination transaction between IAA and RBA:

Key Message Points:

Deal Terms:

•	A combination using cash and stock
o	RBA 59% -- IAA 41%
•	Value of deal = approximately $7.3 billion
•	Level of debt = Modest
•	CEO of combined company = Ann Fandozzi (current CEO of Ritchie Bros.)
•	Board make up = 4 members of IAA board to join RBA board, one of which will be John Kett

Benefit to IAA:

•	Diversify supply
•	Global expansion
•	Better utilization of real estate and technology
•	Fresh perspective of new leadership team who is proven in the insurance claims market
•	Headquarters for combined global business at IAA Westchester (IL) offices

Benefit to RBA:

•	Access to IAA’s proven digital marketplace technology
•	Diversify into automotive
•	Scale for growth
•	Global expansion
•	Reduce inefficient processes using IAA technology

Benefit to IAA Customers:

•	International buyer growth (Ritchie Bros. operates in 12 countries)
•	Access to more real estate (including catastrophe prone areas)
•	Access to data analytics and other ancillary tools
•	Fresh perspective of new leadership team who is proven in the insurance claims market
•	Maintaining IAA tech platform so no integration concerns to IAA customers

Detail Information:

What is being announced?

-	We have announced that we have entered into a definitive agreement to combine with Ritchie Bros.

-	With increased scale and a broader, more diversified customer base as well as stronger data analytics capabilities, we will be able to advance our four strategic imperatives including Marketplace of the Future, Frictionless Seller Experience, Dealer Commercial and Consumer Market Expansion and Core Operational Excellence.

-	This marks a significant step forward in both companies journey to become the trusted global marketplace for automotive and commercial assets, data-driven insights, services, and transaction solutions.

How will this benefit IAA?

-	With increased scale and a broader, more diversified customer base as well as stronger data analytics capabilities, we will be able to advance our four strategic imperatives including Marketplace of the Future, Frictionless Seller Experience, Dealer Commercial and Consumer Market Expansion and Core Operational Excellence.

-	The new larger company will create a collaborative environment where we can learn, be challenged, and expand the possibilities for our teams, our clients, and our partners.

-	The integration of the two businesses will result in a unified strategy that will further strengthen service levels, products/solutions, and results for our customers.

What is the reason for Ritchie Bros. combining business with IAA?

-	The integration of the two businesses will result in a unified strategy that will improve our service levels, products/solutions, and results for our customers.

-	There are several benefits to a transaction between IAA and Ritchie Bros. including:

o	Auction Strategy – both companies support auction strategies that create efficiency, optimize financial returns, and reduce friction for our differentiated clients.

o	Global Marketplace Technology – both companies support digital marketplaces connecting buyers and sellers.

o	Multi-Channel – both companies support a multi-channel strategy providing flexibility and choice as well as accelerating cycle time for both buyers and sellers.

o	Expanded Global Footprint – both companies have footprints across several countries serving buying and selling customers globally. The combined company will have new opportunities to advance its yard strategy more efficiently in key regions across the United States and internationally.

Who will lead the combined company?

-	Ritchie Bros. CEO Ann Fandozzi will be the CEO of the combined company.

-	The Ritchie Bros. Board of Directors will expand to add IAA CEO John Kett and three other current members of the IAA Board following the close of the transaction.

How will this benefit IAA’s buyer and/or seller customers?

-	In addition to the benefits previously mentioned the combined companies will create a larger marketplace with greater liquidity driving improved overall returns for sellers.

-	Combined, we will have operations in 12 countries around the world, including the U.S., Canada, Australia, the United Arab Emirates, and the Netherlands, accelerating international buyer development and provide “in country" experience deepening loyalty to IAA.

o	Ancillary services, such as transportation and finance, will be enhanced with physical operations in additional countries.

-	IAA’s industry-leading technology platform will be further enhanced and support the larger marketplace.

-	Leveraging Ritchie Bros.' ancillary products will further improve our solution set for our customers.

-	The combined leadership will be invaluable to continuing to improve delivering the best service, solutions, and results, to our customers.

-	For IAA customers, integration risk is minimal as the same technology and infrastructure used today will continue.

-	The capital structure of the combined business will allow for continued investment in further growth without undue strain.

Will IAA’s field/branch operations change?

-	Until the closing of the transaction, it is “business as usual”. In the future we will look to find benefits and best leverage capacity, operational practices, transportation, and logistics.

-	The expanded real estate base will provide the company with additional flexibility to drive low-cost growth by strategically leveraging capacity to best serve customers across both businesses.

-	This includes leveraging Ritchie Bros.’ footprint to expand IAA’s broader capacity, including for catastrophe events such as hurricanes.

What additional details can you share?

-	Additional details will be made available in filings with the SEC and applicable Canadian securities authorities.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.

The following email from IAA, was sent to all IAA customers and partners on November 7, 2022, in connection with the proposed business combination transaction between IAA and RBA:

To our Valued Customers and Partners:

I am pleased to share with you some exciting news about IAA: today we announced that we have entered into a definitive agreement to combine with Ritchie Bros. Auctioneers. This is a decision the Board of Directors and I believe is the right one for our company, our employees, our customers, and our shareholders. Here and attached are copies of the press release we issued, which provides further details about the transaction.

Ritchie Bros. is a leading global asset management and disposition company. Similar to IAA, it offers multiple selling channels, leverages a digital selling platform, and offers asset management solutions to its customers. Ritchie Bros. operates a global marketplace in 12 countries, including the U.S., Canada, Australia, the United Arab Emirates, and the Netherlands connecting construction, transportation, agriculture, energy, mining and forestry equipment buyers and sellers as well as offering equipment financing and leasing. Ritchie Bros. is also a public company traded on both the Toronto Stock Exchange (TSX: RBA) and the New York Stock Exchange (NYSE: RBA).

The addition of IAA’s digital platform will accelerate Ritchie Bros.’ strategic vision and create a next-generation global marketplace for automotives and commercial assets, supported by IAA’s industry-leading technology infrastructure and data analytics. We believe this transaction creates new opportunities for our team, our partners, and all IAA stakeholders as we elevate our service and product lines and find new ways to work together. Our combined company, supported by Ritchie Bros.’ broad resources, will provide IAA’s customers with robust and expanded services and offerings, enabling us to become an even stronger partner for you.

Our team is committed to ensuring a seamless transition to operations under the combined company. Ritchie Bros. will continue to be domiciled in Canada and will retain its offices in Vancouver, British Columbia. IAA’s Westchester, IL offices will serve as the official global headquarters of the combined company. Once the transaction closes, Ritchie Bros. CEO, Ann Fandozzi, will be the CEO of the combined company. The Ritchie Bros. Board of Directors will expand to add me and three other current members of the IAA Board following the close of the transaction. As always, we are focused on delivering best-in-class service and remaining a reliable and trusted partner.

This transaction represents a major milestone for our company and validates our team and the strength of our partnerships. We will be in touch with all relevant updates to our integration process and look forward to sharing our expanded service offerings with you. Until the transaction closes, Ritchie Bros. and IAA remain separate, independent companies, and it will be “business as usual.”

Most importantly, we remain committed to being great partners to you and ensuring this transaction is seamless for you. I am excited about how the combination of IAA and Ritchie Bros. will enhance our overall business and further strengthen our capabilities to serve you. Please do not hesitate to reach out to me or your sales/account management contact to discuss this news and share any questions you may have.

Sincerely,

John Kett

CEO and President | IAA, Inc.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.

The following communications are being filed in connection with the proposed business combination transaction between IAA and RBA:

All Employee Video Transcript

[John Kett, Chief Executive Officer and President of IAA]

Good morning.

I am here to share with you some exciting news about our company: today we announced that we have entered into an agreement to combine with Ritchie Bros.

This is a decision that the Board of Directors, the executive team and I believe is the right one for IAA, our employees, our customers, and our shareholders.

Ritchie Bros. is the world’s leading global asset management and disposition company.

Like IAA, it offers multiple selling channels, leverages a digital selling platform, and offers asset management solutions to its customers.

Ritchie Bros. operates a global marketplace in 12 countries connecting a variety of heavy equipment buyers and sellers as well as offering financing and leasing.

They are also a public company traded on both the Toronto Stock Exchange (TSX: RBA) and the New York Stock Exchange (NYSE: RBA).

This decision by our board provides an exciting new chapter that is only possible due to the dedication, the work, and the efforts from each and every IAA team member.

The combination of our two companies provides an opportunity to expand our leading global digital marketplace, further strengthen our operating model, and enable us to scale into additional supply categories as well as new geographic markets.

This increased scale and broader, more diversified customer base and stronger data analytics capabilities, will enable us to accelerate the advancement of our strategic imperatives; Marketplace of the Future, Frictionless Seller Experience, DCC Market Expansion and Core Operational Excellence.

We will create an even stronger company by bringing together the shared talent, technology and industry relationships of both companies.

For Ritchie Brothers joining IAA will allow them to enter the adjacent, high-growth automotive market with an established market leader.

Leveraging our industry leading, trusted platform and proven operating model, IAA and Ritchie Bros. will execute a joint strategic vision to create a next-generation global marketplace.

Together, we will be able to provide our customers with multiple selling options, a comprehensive suite of tech-enabled services and enhanced insights allowing them to maximize the return of both commercial and automotive assets.

Our increased scale and expanded yard footprint will also put us closer to both companies’ customers, enabling us to offer faster service.

While there is still a lot of work left to be done, we expect to complete the transaction in a few months, subject to shareholder approvals and other customary closing conditions.

Our offices in Westchester, IL will serve as the official global headquarters of the combined company, however Ritchie Bros. will retain an office presence in Vancouver, British Columbia. Ritchie Bros.' CEO Ann Fandozzi will also serve as the CEO of the combined company.

After the close, the Ritchie Bros. Board of Directors will expand to add four current members of the IAA Board, one of which will be me.

I want to emphasize that for now it remains business as usual here at IAA.

I will continue to provide updates as the integration and closing process continues to develop.

Right now, we all need to continue to focus on our day-to-day responsibilities, and all of us should be working hard to continue achieving operational excellence, enhancing our digital marketplace platform, and providing our buying and selling customers with best-in-class service.

If you have any additional questions about today’s news, please talk with your manager or utilize the Slido link in today’s meeting invite. We will compile questions and include responses in upcoming communications.

Together, we have successfully executed our vision and mission at IAA and this combination will mark the beginning of a new chapter of growth and opportunity for our employees and customers.

Thank you for your continued hard work and dedication to IAA.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.

IAA Q3 2022 Earnings Management Remarks

John Kett, CEO

Before walking through the quarterly results, I’d like to first highlight the exciting news in this morning’s press release announcing that we have signed a definitive agreement under which Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”) will combine with IAA.

Together we will create a leading global marketplace for commercial and automotive assets that offers greater liquidity – driving improved overall returns for our sellers. With operations in 12 countries, including the U.S., Canada, Australia, the United Arab Emirates, and the Netherlands, we can further accelerate growth in international buyer development and in enhancing ancillary services such as transportation and finance.

IAA’s industry-leading technology platform will be further enhanced to support this expanded marketplace. On behalf of everyone at IAA, I could not be prouder of our team for putting us in a position to join forces with a world-class leader such as Ritchie Bros., and I’m excited for the extraordinary benefits and opportunities it will bring to our sellers, buyers, employees, and partners.

Now, with respect to our recent performance and response to Hurricane Ian in the Southeast US: it was clear from the start that our response effort was only made possible by the consistent preparation activities of our CAT response team, the significant investment we have made in both real estate and technology, and the decades of collective knowledge and experience IAA brings to the table.

Throughout the Ian response process, our access to information and visibility into our operations, capacity and logistical network was exceptional, enabling IAA to respond quickly and with precision to this historic storm – the first ever to make three landfalls. And thanks to our Flexible Capacity Model, including our investment in land in catastrophe-prone markets and our exclusive agreement with NASCAR, our expansive footprint gave us significant capacity across the state with close proximity to all the impacted regions. Customer feedback has been extremely positive to our response.

We began tracking the storm very early in the process, preparing our team and resources to deploy at a moment’s notice. Our call centers immediately began contacting owners to get their vehicles released and cleared for pickup within hours of assignments coming in. Hundreds of IAA towers were on the road picking up released vehicles throughout the impacted areas only a few hours after the storms had passed. 95% of damaged vehicles from Ian were checked through our Vehicle Inspection Services, speeding up the total loss determination process and getting vehicles to market faster than ever before.

As a result of this accelerated process, we are already selling CAT vehicles on our platform and delivering returns for our customers at this critical time. We are also already taking key learnings from Ian and will incorporate them into our CAT process, ensuring continuous improvement in our response strategy to future severe weather events. We are proud that the hard work and dedication of our team has helped accelerate the recovery effort for our providers and their policyholders.

Now, a review of some highlights from our third quarter results as well as our continued progress against our strategic initiatives.

Revenue in the third quarter increased 18.3% year-over-year, and Organic revenue grew by approximately 11% during the period. We were pleased that our U.S. volume grew 2.5% in Q3 2022 versus the prior year quarter, excluding the loss from the top customer we’ve discussed in the past. We are also encouraged by the progress we are seeing with several insurance carriers in the U.S.

However, similar to the second quarter, we experienced several industry headwinds in the third quarter. Organic insurance volumes were down during the period due to a lower total loss rate compared to the prior year caused by elevated actual cash values (“ACVs”) driven by high retail used car prices. Continued low inventory in both new and wholesale vehicle markets impacted our Dealer Commercial and Consumer (“DCC”) volume.

Looking at the macro pricing environment, while both retail and wholesale used car prices have moderated from record highs over the past few months, they still provide a favorable backdrop for continued RPU strength due to the significant demand for the vehicles we sell and their corresponding parts. Nothing has changed in our view that we expect to see secular long-term growth in repair costs as both vehicle parts and repair processes are impacted by increasing technology complexity. This should bode well for future, long-term growth in total loss rates, and, in turn, industry volumes, especially if used car prices continue to moderate.

Although we continue to experience inflationary cost pressures – primarily in towing and branch labor – we were pleased to see some costs stabilize during the quarter. Diesel prices plateaued in the quarter, partially reducing this ongoing headwind. And while labor costs remain historically high, particularly in certain areas of the U.S., we have seen them stabilize overall. We remain focused on offsetting higher costs by driving operational efficiencies throughout the organization and will continue to invest in automation of manual tasks and processes to increase resource efficiency. We have streamlined the vehicle life cycle process, from towing to titling, to achieve efficiency gains and enhanced service levels.

Now, an update on our strategic initiatives, as we remain focused on delivering value through a frictionless offering and experience for our sellers and our buyers.

Starting on the supply side, we continue to expand beyond salvage and provide value to our customers by taking a “digital first” approach in all that we do. As insurance carriers look for frictionless environments and straight-through processing, IAA’s positioning in the marketplace for unique and differentiated offerings provides us with a key strategic advantage that is becoming more evident every day. As the following examples illustrate, we can now handle and process a vehicle without the need for provider involvement.

First, our Loan Payoff product continues to be the market leader and a significant competitive differentiator in our industry. It has only been possible because of IAA’s deep relationships with numerous leading financial institutions. We are the only company to offer direct digital integration and settlement with all the major financial institutions, while our competitors continue to rely on human call centers without the ability to provide electronic settlement. This product is only scalable when you can settle the funds digitally, as only IAA can, and by doing so we are further automating the total loss claims and meaningfully driving greater efficiency within it. Thus far in 2022, we have already surpassed $2 billion in loans transacted – by far the most in the industry. Customer benefits include cost savings through compressed settlement cycle times, lower rental car costs, workforce streamlining and better overall customer experience. In addition to being the only company in the industry to provide lenders 100% access, IAA has the only digital solution for negative equity loans, which are becoming more prevalent as interest rates rise and loan lengths increase.

We also took another step forward with the expansion of our Inspection Services, a digital solution for remote vehicle inspections and appraisals – that is now available across all 50 states in the US, offering the most complete coverage in the industry. Insurance carriers are provided with high-resolution images and reports with all the information they need, without having to deploy an appraiser to the field. Expediting the appraisal process helps insurers settle with vehicle owners faster, reducing rental car costs, storage fees and cycle times.

A third innovation to highlight is our Quick Tow product, which leverages our data analytics to identify specific vehicles ready for pick-up and streamlines the release process to eliminate a phone call to the policy holder or storage location. The Quick Tow process has been expedited further with the use of e-Checks to pay advanced towing and storage charges – eliminating the inefficiencies inherent in a traditional paper check process. Leveraging technology and process innovations like Loan Payoff, Inspection Services, Quick Tow and e-Checks, our digital-first strategy is driving greater efficiencies and cost savings by allowing more volume to flow through our platform in an automated way. We will continue to identify ways to further automate the selling process going forward.

Moving now to the demand side of our market, during the quarter we released IAA Custom Bid, an automated bidding tool for low-end vehicles that makes it easier for buyers to place bids. The results of the pilot showed a substantial increase in selling prices on these low-end vehicles and a more efficient purchasing process for buyers. Research shows providing buyers greater detail and vehicle specificity leads to higher selling prices, and Custom Bid has allowed us to do this providing significant value for the marketplace. We expect to fully deploy the product in the months ahead.

Another third quarter win was our integration with the leading registration system used by whole car auction companies. This is a benefit to our DCC customers as buyers of their units tend to purchase in the traditional used car market as well. IAA is the first integrated salvage company connected to the platform, which will completely automate the process of registering and renewing dealer buyers. We have already seen thousands of dealers use this process, increasing efficiency in registration and renewal, as well as generating cost savings.

Lastly, we have significantly expanded our financing partnerships, allowing IAA to finance a growing percentage of our transactions, setting us apart from most, if not all, of the competitors in our industry.

Each of these initiatives is consistent with our focus on delivering a frictionless customer experience and we are excited to continue delivering on them going forward.

In addition to enhancing our buyers' experience, we are also continuing to expand our overall network of international buyers, which grew by 4% year over year.

During the third quarter, we opened new market alliance locations driving further demand – in Mexico, Nigeria, and the Middle East, which represent three of our top international markets overall. We will continue to identify ways to further enhance and expand our international buyer network.

Next, turning to our international business.

During the third quarter we faced a series of headwinds in the UK that impacted our financial results. First, on a macro level, the overall UK market was relatively soft during the period, fueled by many of the same dynamics we saw in the U.S., including a lower total loss rate. Used car prices also declined faster than we had anticipated, leading to a significant gap between pre-accident value and sales price.

This gap had an even more pronounced impact on our results because a majority of our UK business is under a purchase model where we take ownership of the vehicle, causing profitability challenges in a falling used car price market. In addition to macro factors, we continued to experience the short-term effects of onboarding new volume at SYNETIQ.

As we discussed on our last call, there is a negative EBITDA impact of onboarding new volume from the exclusive agreement SYNETIQ secured with one of the top five UK insurance providers following our acquisition. However, the transition has taken longer than initially expected, with processing being slowed by market labor shortages that have caused a significant short-term constraint on our dismantling capacity. In response to the slower-than-expected processing times, during the quarter we expanded our operational resources to help expedite the auction and dismantling processes for this additional volume.

We are pleased that these efforts have driven meaningful operational improvement over the past several weeks, but we need to see continued progress. As a result, we launched an operational improvement plan in the UK that focuses on implementing IAA global best practices in a variety of areas – including the check-in and imaging process – as well as increasing parts sales, addressing labor shortages to increase dismantling capacity, more effectively managing owned inventory and, ultimately, improving the conversion rate on our vehicles. We will remain laser focused on improving our operational integration in the weeks and months ahead.

Despite these short-term challenges, we remain confident and excited about the long-term growth opportunity in the UK. Since the SYNETIQ acquisition, we have enhanced our industry relationships, expanded our geographic footprint, and continue to see tremendous demand for dismantling and green parts services. IAA’s state-of-the-art auction platform and SYNETIQ’s capability in used parts and dismantling has created a market-leading offering that provides the broadest options to maximize proceeds for customers.

We are also excited to see our market-leading Canadian business continue to improve. Volumes steadily grew throughout the third quarter and proceeds have remained strong. While assignments are still below 2019 levels in Canada, we are excited with the progress we have seen throughout this year.

Our next initiative, strategically building real estate capacity throughout our global footprint, remains one of our most important commitments to servicing our clients and meeting growing demand.

During the quarter we completed a branch expansion and started construction on a new branch in Indiana, more than doubling IAA’s capacity in the state. We also announced new branches in Hawaii, Florida, and New Jersey. Each of these expansions or new branches reflects our continued focus on strategically investing in properties where we see a long-term benefit and attractive return on capital.

In conclusion, I want to say how proud I am of our team’s ongoing commitment to sustainability, which has been IAA’s core mission for 40 years. Throughout that time, we have been at the forefront of the Circular Economy, helping people around the world secure, recycle and reuse materials that would otherwise be discarded. The end result is keeping vehicles and parts out of landfills, reducing the need for new mining and manufacturing, and extending the lifecycle of existing resources.

I also want to thank all our employees for their continued dedication and focus on executing our strategic initiatives and creating the frictionless buyer and seller experience that the market demands. We are working harder than ever to overcome the macro headwinds in our industry and aggressively attacking the growing pains we are experiencing in the UK. We will overcome these challenges because we have the best people in the industry who possess the knowledge, skills, and dedication necessary to deliver on our goals.

Lastly, I want to reiterate my excitement about our planned combination with Ritchie Bros. to form the world’s leading marketplace for commercial and automotive assets. Our united future is bright, and I look forward to updating our shareholders, customers and buyers as the process moves forward.

Susan Healy, CFO

These remarks include information about our adjusted non-GAAP results and touch on some key highlights. Please see our earnings press release for more details on our financial performance and our methodology when calculating non-GAAP results. See also “Non-GAAP Financial Measures” below.

Our third quarter results reflect a continuation of similar macro and industry trends we have experienced throughout the year as well as ongoing challenges in our UK business, including the delayed onboarding of new volumes at SYNETIQ. Year-to-date, our consolidated revenue growth was 22.2%. We have continued to benefit from the strength in revenue per unit (“RPU”) driving year-to-date organic revenue growth of 13.2%. This top-line performance partially offset some of the cost headwinds we have been experiencing, leading to a year-to-date net income decline of 3.0% and an organic Adjusted EBITDA decline of 4.4% compared to the prior year period.

For the third quarter specifically, consolidated revenue increased 18.3% year-over-year to $497.5 million, including $36.5 million from the acquisition of SYNETIQ. Organic consolidated revenue, which excludes the impact of foreign currency and revenue from the SYNETIQ acquisition, increased 10.6% to $465.5 million, with an increase in RPU of 13.1% and a volume decrease of 2.2%. Service revenue increased by 10.8%, while vehicle and parts sales increased by 61.4%, primarily due to incremental revenue from the SYNETIQ acquisition.

The growth in RPU was driven by an increased mix of purchased vehicles, the impact of internal initiatives, which includes our ability to pass on higher costs through an increase in service fees, and a strong backdrop for used car prices in Q3. Volume in the period was negatively impacted by the expected and previously discussed volume loss from one customer, certain macro headwinds, including softness in the insurance industry Total Loss Rate, and supply-related constraints in the dealer, commercial and consumer-related markets. Regarding the total loss rate, it was relatively flat at 17.2% compared to 17.0% last quarter, but this still represented a significant decline from 19.3% in the prior year quarter. We believe this year-over-year decline has been impacted by higher used car prices which affect the insurer's decision to declare a vehicle a total loss. On the flip side, we have continued to see the benefits of strong used car prices in our RPU.

Gross profit was $160.2 million, compared to $167.8 million in Q3 last year; and gross margin was 32.2%, compared to 35.0% last quarter and 39.9% in Q3 2021. Year-over-year, 170 basis points of the decline came from an increase in the mix of purchased vehicles and parts sales, which increased to 20% of total revenue in the quarter, compared to 15% in the prior-year period. As a reminder, revenues and expenses for purchased vehicles are accounted for on a gross basis, as opposed to consignment vehicles, which are accounted for on a net basis. The remaining impact came from lower volume as well as the factors we have mentioned on our last few quarterly earnings calls; namely, higher costs in towing, labor and occupancy, market dynamics in the UK that adversely impacted purchased vehicle spreads, and the challenges we experienced with the delayed onboarding of the new volume secured by SYNETIQ. Partly offsetting these margin headwinds were labor efficiency improvements and continued strength in RPU.

SG&A expenses increased by 2.4% to $51.0 million. Adjusted SG&A expenses were relatively flat compared to last year at $47.0 million, as the incremental SG&A of SYNETIQ was largely offset by lower incentive compensation expense. SG&A for SYNETIQ for the quarter was approximately $2.2 million.

Net income was $50.3 million compared to $65.7 million in the prior year, a 23.4% decline from the prior year. Adjusted net income decreased by 14.2% to $59.9 million or $0.45 per diluted share.

Adjusted EBITDA was $113.3 million for the third quarter of 2022, compared to $121.1 million in the prior year. Excluding the impact of foreign currency and acquisitions, organic adjusted EBITDA decreased by 6.2%, driven by the factors discussed earlier, namely, the volume and margin headwinds that were partially offset by higher RPU.

Interest expense increased to $13.3 million, compared to $11.1 million in the third quarter last year.

The effective tax rate was 25.7% versus 23.2% in the third quarter last year. The year-over-year change in the effective tax rate was driven by a change in the estimate related to forecasted global income and state income taxes.

Turning now to our cash flow and balance sheet.

Capital expenditures were $60.8 million for the quarter, compared to $22.2 million in the prior year. The year-over-year increase in capital expenditures was primarily driven by the acquisition of two locations in North Carolina and Massachusetts.

During the third quarter, we did not repurchase any shares. Year-to-date we have spent $27.2 million to repurchase approximately 751,285 shares at a weighted average price of $36.25. As of October 2, 2022, we have approximately $338.8 million remaining available under our Repurchase Program.

Our balance sheet remains very strong, and we ended the quarter with total liquidity of approximately $665.4 million. We ended the period with a leverage ratio of 1.9 times compared to 1.7 times at the end of the third quarter of 2021. Net cash provided by operating activities during the third quarter of 2022 was $85.1 million, compared to $32.7 million in the prior year, primarily due to the timing of and collections of accounts receivable, partially offset by the timing of lease payments. Net cash provided by operating activities year-to-date was $315.4 million compared to $283.4 million in the prior year. Free cash flow year-to-date was $218.3 million, an increase from the prior-year period free cash flow of $203.8 million.

As noted in our earnings press release, in light of our transaction with Ritchie Bros., we are no longer providing a financial outlook for fiscal 2022.

Non-GAAP Financial Measures:

In this earnings commentary, we refer to the following financial measures that are not recognized under United States generally accepted accounting principles (“GAAP”): organic revenue and organic revenue growth, Adjusted SG&A expenses, Adjusted net income, Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA"), organic Adjusted EBITDA, free cash flow, and leverage ratio (defined as Net Debt divided by latest twelve month’s (“LTM”) Adjusted EBITDA). Each of the non-GAAP measures disclosed in this earnings commentary should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management uses these financial measures to assess the Company’s financial performance, and we believe that these measures provide useful information to investors by offering additional ways of viewing the Company’s operating results.

Additional information regarding the non-GAAP financial measures disclosed herein, and a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, is included under “Note Regarding Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information” in our third quarter 2022 earnings release available on our website at https://investors.iaai.com and filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 7, 2022.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.